Filed by Entegra Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Entegra Financial Corp.

(Commission File No. 001-35302)

Dear SmartBank and Entegra Teams,	January 15, 2019

Today we will announce that effective January 15, 2019, SmartFinancial, Inc., parent company of Pigeon Forge, TN-based SmartBank, entered into a Definitive Agreement with Entegra Financial Corp., parent company of Franklin, NC-based Entegra Bank, to merge the two companies. The merger will create a nearly $4 billion entity under the SmartFinancial name.

The banks will immediately begin work on the integration process. We currently anticipate the transaction will close in midyear 2019 with a systems conversion and rebranding in early 2020. We will communicate with you often as we work through this process, so that you are informed every step of the way.

The leadership structure of the combined company will include SmartBank’s Miller Welborn as Chairman, Bill Carroll as Vice Chairman and Billy Carroll as President and Chief Executive Officer. Entegra Bank’s Roger Plemens will serve as President of the Carolinas, with Ryan Scaggs and David Bright joining the company’s Executive team.

This merger is a very important and strategic move for both banks. The regulatory environment has become so financially burdensome, and the lending market so competitive, that banks today need size and scale to compete. This combination provides the opportunity to create an approximately $4 billion bank, which is critical and also a desirable size in today’s banking world.

This merger also provides the combined company an outstanding footprint with locations across Tennessee, North Carolina, Alabama, Georgia, South Carolina and the Florida Panhandle.

The key to our success has been – and will continue to be – you! As we move forward, we ask that you continue to focus on your day-to-day responsibilities, and providing our clients with the exceptional service that you always deliver!

As in any transaction of this size, the integration process will take time. We are establishing a transition planning team, and we will communicate more information to you as quickly as we can with any transition-related plans.

In terms of immediate next steps, the transaction is subject to regulatory approvals, other customary closing conditions and approval by the shareholders of both SmartFinancial, Inc. and Entegra Financial Corp. This announcement will generate lots of questions. To help answer those, we have attached some FAQs and other important information. If you have any questions not covered in the attached FAQs, any member of the Executive management team will be happy to help; however, please do not hesitate to contact either Billy Carroll (billy.carroll@smartbank.com) or Roger Plemens (rplemens@entregrabank.com).

Together we will operate a great bank that is profitable and strong in a constantly evolving market, which is a testament to your hard work and dedication. You have helped position our banks to choose this path, and we know you share our excitement about the opportunities ahead. Thank you for all you have done to make this announcement possible. It’s an honor and a privilege to work with each of you.

With Sincere Regards,

Billy Carroll President & CEO SmartBank 865.868.0613 (office)	Miller Welborn Chairman SmartBank 423.385.3067 (office)	Roger Plemens President & CEO Entegra Bank 828.524.7000, x2247 (office)

www.smartbank.com